Exhibit 2
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For Immediate Release                                             1 October 2007


                              WPP Group plc ("WPP")

                         Third Quarter Trading Statement

WPP will announce its Third Quarter Trading Statement for the nine months ended 30 September 2007 on Friday, 19th October 2007.


Contact:                                         + 44 (0)20 7408 2204
Feona McEwan, WPP
www.wpp.com
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